August 12, 2019

Charles Yang
Chief Financial Officer
NetEase, Inc.
Building No. 7, West Zone,
Zhongguancun Software Park (Phase II)
No. 10 Xibeiwang East Road, Haidian District
Beijing 100193, People's Republic of China

       Re: NetEase, Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 26, 2019
           File No. 000-30666

Dear Mr. Yang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products